OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response.... 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

RCN Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749361200

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 11 pages

CUSIP No.		749361200

1.	Names of Reporting Persons. Plainfield Special Situations Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	3,681,952(1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	3,681,952(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,681,952(1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) CO

(1) Number represents shares of common stock that the Plainfield Special Situations Master Fund Limited has the right to acquire upon the exercise of warrants. See Item 4.

Page 2 of 11 pages

CUSIP No.		749361200

1.	Names of Reporting Persons. Plainfield Special Situations Master Fund II Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	633,773(1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	633,773(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,773(1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 126,877 shares of common stock acquired by Plainfield Special Situations Master Fund II Limited, and 506,896 shares that it has the right to acquire upon the exercise of warrants. See Item 4.

Page 3 of 11 pages

CUSIP No.		749361200

1.	Names of Reporting Persons. Plainfield OC Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	383,051(1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	383,051(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,051(1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 68,087 shares of common stock acquired by Plainfield OC Master Fund Limited, and 314,965 shares that it has the right to acquire upon the exercise of warrants. See Item 4.

Page 4 of 11 pages

CUSIP No.		749361200

1.	Names of Reporting Persons. Plainfield Liquid Strategies Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐

	(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	5,036

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	5,036

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,036

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.01%

12.	Type of Reporting Person (See Instructions) CO

Page 5 of 11 pages

CUSIP No.		749361200

1.	Names of Reporting Persons. Plainfield Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	4,703,813(1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	4,703,813(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,703,813(1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) OO

(1) Includes 200,000 shares of common stock acquired by the Reporting Persons, and 4,503,813 shares that the Reporting Persons have the right to acquire upon the exercise of warrants. See Item 4.

Page 6 of 11 pages

CUSIP No.		749361200

1.	Names of Reporting Persons. Max Holmes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	4,703,813(1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	4,703,813(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,703,813(1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 200,000 shares of common stock acquired by the Reporting Persons, and 4,503,813 shares that the Reporting Persons have the right to acquire upon the exercise of warrants. See Item 4.

Page 7 of 11 pages

Item 1.

(a)	The name of the issuer is RCN Corporation (the “Issuer”).
(b)	The principal executive office of the Issuer is located at 196 Van Buren Street, Herndon, Virginia 20170.

Item 2.

(a)

This Statement is being filed jointly on behalf of the following persons (collectively, “Reporting Persons”): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempt company (“Master Fund”), (ii) Plainfield Special Situations Master Fund II Limited, a Cayman Islands exempt company (“Master Fund II”), (iii) Plainfield OC Master Fund Limited, a Cayman Islands exempt company (“OC Fund”), (iv) Plainfield Liquidation Strategies Master Fund Limited, a Cayman Islands exempt company (“Liquid Strategies Fund”), (v) Plainfield Asset Management LLC, a Delaware limited liability company (“Plainfield”), and (vi) Max Holmes, an individual. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, shall not be construed as an admission by any of the Reporting Persons that a “group” exists or that any of the Reporting Persons is a beneficial owner of any securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)	The principal business address and principal office address of each of the Reporting Persons is 100 West Putnam Avenue, Greenwich, Connecticut 06830.
(c)	For citizenship information see item 4 of the cover sheet of each Reporting Person.
(d)	This Statement relates to the Common Stock, $0.01 par value, of the Issuer (the “Common Stock”), including warrants to purchase the Common Stock.
(e)	The CUSIP Number of the Common Stock of the Issuer is 749361200.

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person. The ownership listed on the cover page for Master Fund includes ownership, as of February 16, 2010, of 2,446,830 warrants that are exercisable for an aggregate of 3,681,952 shares of Common Stock of the Issuer (after giving effect to certain adjustments pursuant to such warrants). The ownership listed on the cover page for Master Fund II includes ownership, as of February 16, 2010, of 336,856 warrants that are exercisable for an aggregate of 506,896 shares of Common Stock of the Issuer (after giving effect to certain adjustments pursuant to such warrants), and 126,877 shares of Common Stock of the Issuer. The ownership listed on the cover page for OC Fund includes ownership, as of February 16, 2010, of 209,309 warrants that are exercisable for an aggregate of 314,965 shares of Common Stock of the Issuer (after giving effect to certain adjustments pursuant to such warrants), and 68,087 shares of Common Stock of the Issuer. The ownership listed on the cover page for Liquid Fund includes ownership, as of February 16, 2010, of 5,036 shares of Common Stock of the Issuer. The ownership listed on the cover page for Plainfield and Max Holmes includes ownership by each of Plainfield and Max Holmes, as of February 16, 2010, of 2,992,995 warrants that are exercisable for an aggregate of 4,503,813 shares of Common Stock of the Issuer (after giving effect to certain adjustments pursuant to such warrants).

Page 8 of 11 pages

The percentage ownership listed on the cover pages has been calculated in accordance with § 240.13d-3(d)(1) and is based upon 35,731,837 shares of the Issuer’s Common Stock outstanding on October 30, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Max Holmes is the chief investment officer of Asset Management. Asset Management is the Manager of Master Fund, Master Fund II, OC Fund and Liquid Fund, each a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Common Stock was purchased by Master Fund, Master Fund II, OC Fund and Liquid Fund.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Except as otherwise stated elsewhere in Item 4 of this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

☐ EXHIBIT ATTACHED
Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.
☐ EXHIBIT ATTACHED

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD OC MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD LIQUID STRATEGIES MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Managing Director and General Counsel

MAC HOLMES

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Attorney-in-Fact**

*** Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit B to this Schedule 13G.

Page 10 of 11 pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 11 of 11 pages

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 16, 2010

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD OC MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD LIQUID STRATEGIES MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

By:	/s/ Thomas X. Fritsch

Thomas X. Fritsch
Attorney-in-Fact**

*** Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as an Exhibit B to this Schedule 13G to which this Joint Filing Agreement is an exhibit.

EXHIBIT B

LIMITED POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned’s true and lawful attorney-in-fact, limited solely to the following purposes, to:

          (1) execute for and on the undersigned’s behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission (“SEC”) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned’s beneficial ownership of and transactions in reportable securities;

          (2) do and perform any and all acts for and on the undersigned’s behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

          (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned’s behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned’s beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned’s death, (b) automatically upon the attorney-in-fact being notified of the undersigned’s disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.

/s/ Max Holmes

MAX HOLMES

STATE OF CONNECTICUT
COUNTY OF FAIRFIELD

This document was acknowledged before me on February 1, 2007 by Max Holmes.

/s/ Theresa Lowe

Notary Public